September 14, 2005

Via EDGAR and facsimile (202) 772-9217

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
450 Fifth Street, N.W.
Washington, DC 20549

Re:     Citizens Financial Corporation
                Form 10-K for the fiscal year ended December 31, 2004
                File No. 000-20148

Dear Mr. Rosenberg:

We confirm Citizen Financial Corporation’s (the “Company”) receipt of the letter from the United States Securities and Exchange Commission (Commission) dated August 25, 2005 regarding the Commission staff’s comments on the Company’s Form 10-K for the fiscal year ended December 31, 2004. In connection with the letter, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also wish to confirm that we have read the staff’s comments and have provided our response to each question below. We have also included your comments for ease of review.

Staff Comment #1 -- Cash Flow and Liquidity -- Page 28

1.
We note that the Company has not included its policy benefits and claims payable or interest on long-term debt in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant

Mr. Jim B. Rosenberg
September 14, 2005

nature of these liabilities to your business we believe the inclusion of these items in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves and interest payments on long term debt.

Company Response

We acknowledge the staff’s comment to include in the contractual obligation table future policy benefits and claims and interest payments on long-term debt. We propose to include disclosure in the following format in the Company’s future filings on Form 10-K and in the Company’s Form 10-Q for the quarter ending September 30, 2005, under “Cash Flow and Liquidity” in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The amounts shown below are as of June 30, 2005. Corresponding amounts as of September 30, 2005, and each fiscal year end thereafter would be contained in the Company’s September 30, 2005 10-Q and future 10-K filings.

A summary of all known commitments of the Company as of June 30, 2005, including the aforementioned borrowings, and an estimate (based on reasonable assumptions and anticipated trends) of payments to be made for future policy benefits and contract claims, is as follows:

Contractual Obligations	Payments Due by Period
Total		Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Future Policy Benefits & Contract Claims (a)	$112,316,720	$9,085,052	$13,667,234	$11,754,762	$77,809,672
Note Payable to Bank	$2,145,479	$2,145,479	--	--	--
Note Payable to Related Party	$3,180,000	$3,180,000	--	--	--
Operating Leases	$61,341	$32,066	$27,816	$1,459	--

(a) anticipated cash benefit payments not including any future earnings or additional premiums.

Management is not aware of any other commitments or unusual events that could materially affect the Company’s capital recourses.

Mr. Jim B. Rosenberg
September 14, 2005

Staff Comment #2 -- Notes to Consolidated Financial Statements; Note 1, Nature of Operations and Significant Accounting Policies; Benefit Reserves and Policyholder Deposits -- Page 41

2.
We note from your disclosure that your investment yield assumptions range from 6% to 7%. We also refer to page 24 where you disclose the actual investment yield of your investment portfolio, which ranges from 4.5% to 5.6% for the five years presented. Please explain to us why you believe your investment yield assumptions are appropriate considering the fact that your actual yields have been lower than the low end of your assumed investment yield.

Company Response

The investment yield assumption range of 6% to 7% has been included in Note 1-Nature of Operations and Significant Accounting Policies to the consolidated financial statements as part of the disclosure of the methods and assumptions used in estimating the liability for future policy benefits for our traditional life insurance products as required by Paragraph 60(b) of Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises (“FAS 60”). It should also be noted that this investment yield assumption is a long-term total return assumption for those investments backing the subject liabilities for long duration contracts based on estimates of investment yields expected at the time the insurance contracts were made. Further, as applicable to FAS 60 products and consistent with Paragraph 21 of FAS 60, such original assumptions continue to be used in subsequent accounting periods to determine changes in the liability for future policy benefits (often referred to as the “lock-in” concept).

Accordingly, we do not believe that there is a direct correlation between the investment yield assumptions as required by FAS 60 and the 5-year range of investment income yield returns of 4.5% to 5.6% included in our Selected Financial Data Table. We further note these returns include only interest and dividend experience for all of our investments, including equities, backing all liabilities. However, the Company continually challenges all its assumptions, including challenging that its interest assumptions used in estimating the liabilities for future policy benefits for each block of new insurance contracts (a group of insurance contracts that may be limited to contracts issued under the same plan in a particular year) are consistent with circumstances, such as actual yields, trends in yields, portfolio mix and maturities, and the Company’s general investment experience, consistent with Paragraph 22 of FAS 60, and revises its long-term investment yield assumptions as considered appropriate. Future filings will include related disclosures regarding any revisions to long-term investment yield assumptions.

Mr. Jim B. Rosenberg
September 14, 2005

We appreciate your review of the Company’s filing and your comments regarding the filing. Please let us know if you have additional comments.

Very truly yours,

/s/ Len E. Schweitzer

Len E. Schweitzer
                                             Vice President and Chief Financial Officer